CONFIRMING STATEMENT

	This Statement confirms that the undersigned, James Poppens, has authorized and designated each of David B. Foshee and Katie Corso, signing singly, to execute and file on the undersigned's behalf all
Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and
Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Interface, Inc.  The authority of
Mr. Foshee and Ms. Corso under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Interface, Inc., unless earlier revoked in writing.
The undersigned acknowledges that neither David B. Foshee nor
Katie Corso is assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
												/s/ James Poppens
James Poppens

Date:	November 20, 2020